UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:      Not Applicable

PART I – REGISTRANT INFORMATION

Lordstown Motors Corp.

Full Name of Registrant

Not Applicable

Former Name if Applicable

2300 Hallock Young Road

Address of Principal Executive Office (Street and Number)

Lordstown, Ohio 44481

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached extra Sheets if Needed)

Lordstown Motors Corp. (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 (the “Quarterly Report”) by the prescribed due date for the reasons described below.

As disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 11, 2021, in light of the statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (the “Statement”) issued by the staff of the SEC on April 12, 2021, the Board of Directors (the “Board”) of the Company, in consultation with the Audit Committee of the Board, concluded that it would be appropriate to restate the Company’s audited financial statements for the period ended December 31, 2020 (the “2020 Financial Statements”) included in its an Annual Report on Form 10-K filed with the SEC on March 24, 2021 (the “Form 10-K”) to classify certain of its warrants as liabilities and not as components of equity.

The Company is working diligently to complete the necessary work in connection with the restatement and intends to file an amendment to its Form 10-K to include the restated 2020 Financial Statement and related information to conform to the interpretations in the Statement as soon as reasonably practicable. The Company’s financial statements for the three months ended March 31, 2021 cannot be finalized until the restated 2020 Financial Statements are completed, after which time the Company intends to file its Form 10-Q for the quarter ended March 31, 2021 as soon as reasonably practicable thereafter.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Julio Rodriguez	(234)	285-4001
	(Name)	(Area code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant increase in operating expenses and net loss for the three months ended March 31, 2021, as compared to the three months ended March 31, 2020, primarily due to the ramp up in retooling, research and development and organizational build out over the twelve-month period.

Forward-Looking Statements

Certain statements in this Form 12b-25 may be considered forward-looking statements within the meaning of the federal securities laws, including statements regarding the expected timing of filing the Company’s Form 10-Q for the quarter ended March 31, 2021. These forward-looking statements generally are identified by the words “may,” “should,” “expect,” “intend,” “will,” “would,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements, including but not limited to the risks and uncertainties set forth in the section titled “Risk Factors” in the Form 10-K and in the Company’s other filings made from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Lordstown Motors Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2021	By:	/s/ Julio Rodriguez
	Name:	Julio Rodriguez
	Title:	Chief Financial Officer

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